Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of the capital stock of Affirm Holdings, Inc. (the “company,” “we,” “us” and “our”). Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth herein, you should refer to our amended and restated certificate of incorporation, to our amended and restated bylaws, as each may be amended from time to time and filed as exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and to the applicable provisions of Delaware law.
Our authorized capital stock consists of 3,200,000,000 shares of capital stock, $0.00001 par value per share, of which:
•3,030,000,000 shares are designated as Class A common stock; and
•140,000,000 shares are designated as Class B common stock;
•30,000,000 shares are designated as preferred stock.
Pursuant to our amended and restated certificate of incorporation, our board of directors have the authority, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our Class A common stock.
Common Stock
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights.
Voting Rights
Holders of Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Class B common stock are entitled to 15 votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and the holders of our Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or holders of our Class B common stock to vote separately in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Our amended and restated articles of incorporation provides that stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our amended and restated articles of incorporation provides for a classified board of directors, which is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
Conversion
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. All shares of Class B common stock will automatically convert into shares of Class A common stock upon the earliest to occur of (i) the seven-year anniversary of the closing our initial public offering (“IPO”), (ii) the date immediately following an annual meeting of our stockholders if neither Max Levchin, our Founder, Chairman and Chief Executive Officer, nor Nellie Levchin, Mr. Levchin’s spouse, is then serving as one of our officers, employees, directors or consultants, and neither Mr. Levchin or Mrs. Levchin has served in such capacities in the six months prior to such date, (iii) the date on which Mr. Levchin and Mrs. Levchin, together with their permitted transferees, cease to beneficially own in the aggregate at least 50% of the number of shares of capital stock beneficially owned by such holders in the aggregate on the closing date of our IPO, or (iv) the death or incapacity of the last to die or become incapacitated of Mr. Levchin or Mrs. Levchin, subject to extension for a total period of no longer than nine months from such incapacitation or death if approved by a majority of the independent directors then in office.
In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) any transfer, whether or not for value, except for certain permitted transfers, described in the paragraph that immediately follows this paragraph and further described in our amended and restated certificate of incorporation, or (ii) in the case of a stockholder who is a natural person (other than Mr. Levchin and Mrs. Levchin), the death or incapacity of such stockholder. Once converted into Class A common stock, the Class B common stock will not be reissued.
A transfer by a holder of Class B common stock to any of the persons or entities listed in clauses (A) through (F) below (each, a “Permitted Transferee”) and from any such Permitted Transferee back to such holder of Class B common stock and/or any other Permitted Transferee established by or for such holder of Class B common stock will not trigger an automatic conversion of such stock to Class A common stock: (A) to a trust for the benefit of the holder of Class B common stock or persons other than such holder of Class B common stock, so long as such holder of Class B common stock (or in the case of Mr. Levchin and Mrs. Levchin, one or both of such holders) retains sole dispositive power and voting control, provided the holder of Class B common stock does not receive consideration in exchange for the transfer (other than as a settlor or beneficiary of such trust); (B) to a trust under the terms of which such holder of Class B common stock has retained a “qualified interest” within the meaning of §2702(b)(1) of the Internal Revenue Code (or successor provision) and/or a reversionary interest so long as the holder of Class B common stock (or in the case of Mr. Levchin and Mrs. Levchin, one or both of such holders) retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such trust; (C) to an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code (or successor provision), or a pension, profit sharing, stock bonus or other type of plan or trust of which such holder of Class B common stock

(or in the case of Mr. Levchin and Mrs. Levchin, one or both of such holders) is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code (or successor provision), so long as such holder of Class B common stock (or in the case of Mr. Levchin and Mrs. Levchin, one or both of such holders) retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held in such account, plan or trust; (D) to a corporation, partnership or limited liability company in which such holder of Class B common stock directly, or indirectly through one or more Permitted Transferees, owns shares, partnership interests or membership interests, as applicable, with sufficient voting control or otherwise has legally enforceable rights, such that such holder of Class B common stock (or in the case of Mr. Levchin and Mrs. Levchin, one or both of such holders) retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such corporation, partnership or limited liability company; (E) to an affiliate of a holder of Class B common stock, so long as the person or entity holding sole dispositive power and exclusive voting control with respect to the shares of Class B common stock being transferred retains, directly or indirectly, sole dispositive power and exclusive voting control with respect to such shares following such transfer; and (F) in the case of Mr. Levchin or Mrs. Levchin, to Mrs. Levchin or Mr. Levchin, as applicable, or to such other holder’s Permitted Transferees, or any other entity in which the other holder has, directly or indirectly, sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such entity.
Dividends
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
Liquidation, Dissolution and Winding Up
In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of our preferred stock.
Rights and Preferences
Except for the conversion provisions with respect to our Class B common stock described above, holders of our common stock have no preemptive, conversion, or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may issue in the future.
Preferred Stock
Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 30,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action.
Stockholder Registration Rights
Certain holders of shares of our common stock, including substantially all of our former redeemable convertible preferred stockholders, including certain holders of greater than five percent of our capital stock and entities affiliated with certain of our directors, are parties to an amended and restated investors’ rights agreement, dated as of September 11, 2020 (the “Investors’ Rights Agreement”), pursuant to which they are entitled to certain rights with respect to registration of the Class A common stock held by or issued upon conversion of such shares under the Securities Act of 1933, as amended (the “Securities Act”). These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights described in additional detail below.
The registration of shares of our Class A common stock pursuant to the exercise of the registration rights described below would enable the holders to resell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and selling commissions in a demand or piggyback registration, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire (i) five years after the effective date of the registration statement, of which this prospectus forms a part, (ii) with respect to any particular holder, at such time that such holder can sell all its shares under Rule 144 of the Securities Act without limitation during any three-month period without registration, or (iii) upon consummation of certain liquidation transactions.
Demand Registration Rights
The holders of the registrable securities are entitled to certain demand registration rights. The holders of more than a majority of the registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5 million), may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. In addition, we must notify all of the other holders of registrable securities of such registration and allow them to include all or a portion of their shares on the applicable registration statement, subject to customary cutbacks.
Piggyback Registration Rights
If we propose to register for offer and sale any of our securities under the Securities Act, either for our own account or for the account of other security holders that are not party to the Investors’ Rights Agreement (other than pursuant to specified exceptions), certain major holders for which Rule 144 of the Securities Act is not available will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to customary cutbacks and other limitations.

Form S-3 Registration Rights
The holders of the registrable securities are entitled to certain Form S-3 registration rights. Any holder of registrable securities can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. In addition, we must notify all of the other holders of registrable securities of such registration and allow them to include all or a portion of their shares on the applicable registration statement. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, after payment of the underwriting discounts and commissions, equals or exceeds $1,000,000. We will not be required to effect more than two registrations on Form S-3 within the 12-month period preceding the date of such request.
Anti-Takeover Provisions
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:
Dual class stock
As described above in “— Common Stock — Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides our current stockholders, executives, employees, directors and their affiliates with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
Board of directors vacancies
Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
Classified board
Our amended and restated certificate of incorporation provides that our board of directors be classified into three classes of directors. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

Stockholder action; special meeting of stockholders
Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our lead independent director, or, our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
Advance notice requirements for stockholder proposals and director nominations
Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. Further, our amended and restated bylaws provide that the number of nominees a stockholder may nominate for election at an annual or special meeting of stockholders pursuant to the advance notice procedure shall not exceed the number of directors to be elected at such meeting. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Directors removed only for cause
Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.
Supermajority requirements for amendments of our amended and restated certificate of incorporation and amended and restated bylaws
Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least 662∕3% of the voting power of all the then outstanding shares of capital stock is required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, filling vacancies on the board, special meetings of the stockholders, actions by written consent of the stockholders, and cumulative voting. The affirmative vote of holders of at least 662∕3 of the voting power of all of the then outstanding shares of capital stock is required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.
No cumulative voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of charter and bylaws provisions.
Certain amendments to our amended and restated certificate of incorporation require the approval of 662∕3% of the outstanding voting power of our capital stock. Our amended and restated bylaws provide that approval of stockholders holding 662∕3% of our outstanding capital stock is required for stockholders to amend or adopt any provision of our bylaws.
Issuance of undesignated preferred stock.
Our board of directors has the authority, without further action by our stockholders, to issue up to 30,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Choice of Forum
Unless we consent in writing to the selection of an alternative forum, our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. If the Court of Chancery of the State of Delaware does not have jurisdiction, such as for actions brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, the sole and exclusive forum for such action or proceeding shall be another state or federal court, as applicable, located in the State of Delaware, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.
Our amended and restated bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provision; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated bylaws provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of such provision is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior.
However, exculpation does not apply to any director if the director has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, or redemptions or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers appointed by our board of directors to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, employees and agents for some liabilities. We believe that these limitations of liability, indemnification, and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification, and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in us may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
We have entered into indemnification agreements with each of our directors and executive officers pursuant to which we agreed to indemnify them to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021.

Listing
Our Class A common stock is listed on Nasdaq under the symbol “AFRM”.